EXHIBIT NO. 2

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

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KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

Independent Auditors’ Report of Registered Public Accounting Firm

To the Shareholders and Board of Directors of Ritchie Bros. Auctioneers Incorporated

We have audited the accompanying consolidated financial statements of Ritchie Bros. Auctioneers Incorporated and its subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2012 and 2011, the consolidated income statements, statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

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We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Ritchie Bros. Auctioneers Incorporated as at December 31, 2012 and 2011, and of its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matters

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the committee of Sponsoring Organization of the Treadway Commission (COSO), and our report dated February 22, 2013 expressed an unmodified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG LLP

Chartered Accountants

Vancouver, Canada

February 22, 2013

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KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Ritchie Bros. Auctioneers Incorporated

We have audited Ritchie Bros. Auctioneers Incorporated’s (“the Company”) internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

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In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2012 and 2011 and the related consolidated income statements, statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2012 and 2011 and our report dated February 22, 2013 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Chartered Accountants

Vancouver, Canada

February 22, 2013

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RITCHIE BROS. AUCTIONEERS INCORPORATED

Consolidated Income Statements

(Expressed in thousands of United States dollars, except share and per share amounts)

Year ended December 31,	2012	2011
Auction revenues (note 5)	$437,955	$396,099
Direct expenses (note 6)	49,687	48,044

	388,268	348,055
Selling, general and administrative expenses (note 6)	268,229	244,343

Earnings from operations	120,039	103,712
Other income (expense):
Foreign exchange loss	(619)	(585)
Gain (loss) on disposition of property, plant and equipment	(2,074)	3,861
Other	(891)	4,242

	(3,584)	7,518
Finance income (costs) (note 7):
Finance income	2,420	2,326
Finance costs	(6,860)	(5,541)

	(4,440)	(3,215)

Earnings before income taxes	112,015	108,015
Income tax expense (note 8):
Current	30,371	26,096
Deferred	2,098	5,286

	32,469	31,382

Net earnings	$79,546	$76,633

Net earnings per share (note 9):
Basic	$0.75	$0.72
Diluted	$0.74	$0.72
Weighted average number of shares outstanding:
Basic	106,469,665	106,164,237
Diluted	106,923,852	106,983,757

See accompanying notes to consolidated financial statements.

These consolidated financial statements are authorized for issue by the Board of Directors on February 22, 2013.

/s/ Beverley A Briscoe	/s/ Peter J Blake
Beverley A Briscoe	Peter J Blake
Director	Chief Executive Officer

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RITCHIE BROS. AUCTIONEERS INCORPORATED

Consolidated Statements of Comprehensive Income

(Expressed in thousands of United States dollars)

Year ended December 31,	2012	2011
Net earnings	$79,546	$76,633
Other comprehensive income (loss):
Foreign currency translation adjustment	2,085	(6,070)

Total comprehensive income	$81,631	$70,563

See accompanying notes to consolidated financial statements.

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RITCHIE BROS. AUCTIONEERS INCORPORATED

Consolidated Balance Sheets

(Expressed in thousands of United States dollars)

	December 31,	December 31,
	2012	2011
Assets
Current assets:
Cash and cash equivalents	$178,051	$109,323
Trade and other receivables (note 10)	76,066	60,980
Inventory (note 11)	60,947	49,212
Advances against auction contracts	6,816	11,784
Prepaid expenses and deposits (note 12)	14,881	9,923
Assets held for sale (note 13)	958	—
Current portion of loan receivable (note 16)	118	111
Other current assets	—	81
Income taxes receivable (note 8)	7,764	12,426

	345,601	253,840
Property, plant and equipment (note 14)	655,677	644,333
Investment property (note 15)	6,902	7,890
Loan receivable (note 16)	4,797	4,915
Other non-current assets	8,410	8,857
Intangible assets (note 17)	25,570	—
Goodwill (note 18)	84,247	45,957
Deferred tax assets (note 8)	1,294	1,449

	$1,132,498	$967,241

Liabilities and Shareholders’ Equity
Current liabilities:
Auction proceeds payable	$87,139	$69,004
Trade and other payables (note 19)	117,766	100,868
Income taxes payable (note 8)	5,163	8,077
Current borrowings (note 20)	39,480	12,595

	249,548	190,544
Non-current borrowings (note 20)	200,746	133,881
Other non-current liabilities	5,193	4,309
Deferred tax liabilities (note 8)	20,480	20,601

	475,967	349,335

Shareholders’ equity:
Share capital (note 22)	118,694	115,961
Additional paid-in capital	27,080	22,777
Retained earnings	510,222	480,718
Foreign currency translation reserve	535	(1,550)

	656,531	617,906

	$1,132,498	$967,241

Commitments (note 25) contingencies (note 26)

See accompanying notes to consolidated financial statements.

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RITCHIE BROS. AUCTIONEERS INCORPORATED

Consolidated Statements of Changes in Equity

(Expressed in thousands of United States dollars, except share amounts)

					Foreign
	Share Capital		Additional		Currency	Total
	Number of		Paid-In	Retained	Translation	Shareholders’
	Shares	Amount	Capital	Earnings	Reserve	Equity
Balance, December 31, 2010	105,648,035	$103,978	$21,101	$450,268	$4,520	$579,867

Total comprehensive income
Net earnings	—	—	—	76,633	—	76,633
Foreign currency translation adjustment	—	—	—	—	(6,070)	(6,070)

	—	—	—	76,633	(6,070)	70,563
Exercise of stock options	738,304	11,983	(2,260)	—	—	9,723
Share-based compensation	—	—	61	—	—	61
Share-based compensation (note 23(b))	—	—	3,875	—	—	3,875
Cash dividends paid (note 21)	—	—	—	(46,183)	—	(46,183)

Balance, December 31, 2011	106,386,339	$115,961	$22,777	$480,718	$(1,550)	$617,906

Total comprehensive income
Net earnings	—	—	—	79,546	—	79,546
Foreign currency translation adjustment	—	—	—	—	2,085	2,085

	—	—	—	79,546	2,085	81,631
Exercise of stock options	210,472	2,733	(513)	—	—	2,220
Share-based compensation	—	—	513	—	—	513
Share-based compensation (note 23(b))	—	—	4,303	—	—	4,303
Cash dividends paid (note 21)	—	—	—	(50,042)	—	(50,042)

Balance, December 31, 2012	106,596,811	$118,694	$27,080	$510,222	$535	$656,531

See accompanying notes to consolidated financial statements.

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RITCHIE BROS. AUCTIONEERS INCORPORATED

Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars)

Year ended December 31,	2012	2011
Cash generated by (used in):
Operating activities:
Net earnings	$79,546	$76,633
Items before changes in non-cash working capital:
Depreciation	39,177	42,408
Amortization	1,961	—
Impairment loss	2,172	—
Share-based compensation expense	4,303	3,875
Deferred income tax expense	2,098	5,286
Foreign exchange loss	619	585
Loss (gain) on disposition of property, plant and equipment	2,074	(3,861)

	52,404	48,293
Changes in non-cash working capital:
Trade and other receivables	(14,027)	(3,653)
Inventory	(11,325)	(23,011)
Advances against auction contracts	4,962	(9,520)
Prepaid expenses and deposits	(4,095)	625
Income taxes receivable	4,662	2,209
Income taxes payable	24,172	21,096
Auction proceeds payable	9,286	27,804
Trade and other payables	22,403	20,224
Other	2,346	1,606

	38,384	37,380
Interest paid	(9,005)	(6,115)
Income taxes paid	(27,269)	(15,045)

Net cash generated by operating activities	134,060	141,146

Investing activities:
Acquisition of subsidiaries, net of cash acquired	(55,617)	—
Property, plant and equipment additions	(58,707)	(77,053)
Intangible asset additions	(3,633)	—
Proceeds on disposition of property, plant and equipment	6,349	10,072
Other	738	(3,120)

Net cash used in investing activities	(110,870)	(70,101)

Financing activities:
Issuance of share capital	2,220	9,723
Dividends on common shares	(50,042)	(46,183)
Proceeds from short-term borrowings	81,847	56,170
Repayment of short-term borrowings	(53,951)	(44,765)
Proceeds from long-term borrowings	62,919	—
Other	421	381

Net cash generated by (used in) financing activities	43,414	(24,674)

Effect of changes in foreign currency rates on cash and cash equivalents	2,124	(5,233)

Increase in cash and cash equivalents	68,728	41,138
Cash and cash equivalents, beginning of year	109,323	68,185

Cash and cash equivalents, end of year	$178,051	$109,323

See accompanying notes to consolidated financial statements.

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RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2012 and 2011

1.	General information:

Ritchie Bros. Auctioneers Incorporated and its subsidiaries (collectively referred to as the “Company”) sell industrial equipment and other assets for the construction, transportation, material handling, mining, forestry, petroleum, marine, real estate, and agricultural industries at its unreserved auctions worldwide.

Ritchie Bros. Auctioneers Incorporated is a company incorporated in Canada under the Canada Business Corporations Act, whose shares are publicly traded on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”). The address of its registered office is located at 1300 – 777 Dunsmuir Street, Vancouver, British Columbia, Canada. Its principal place of business is located at 9500 Glenlyon Parkway, Burnaby, British Columbia, Canada.

2.	Significant accounting policies:

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to the years presented unless otherwise stated.

(a)	Basis of preparation:

These consolidated financial statements, including comparatives, present the consolidated income statements, statements of comprehensive income, balance sheets, statements of changes in equity and statements of cash flows of the Company. The consolidated financial statements have been prepared on the historical cost basis, except for cash flows and the financial instruments valued at fair value through profit and loss that is measured at fair value. A summary of the principal accounting policies is set out below.

(b)	Statement of compliance:

The consolidated financial statements of the Company have been prepared under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) incorporating Interpretations issued by the IFRS Interpretations Committee (“IFRICs”), and complying with the Canada Business Corporations Act 1997.

(c)	Basis of consolidation:

(i) Subsidiaries:

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Ritchie Bros. Auctioneers Incorporated for the years presented and the results of all subsidiaries for the years then ended.

Subsidiaries are all those entities that the Company controls, defined as having the power to govern the financial and operating policies, generally accompanying an equity holding of more than one-half of the voting rights.

Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases. Inter-entity transactions, balances and unrealized gains on transactions between entities within the consolidated company are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of impairment of the asset transferred. The Company’s accounting policies are applied consistently throughout the organization.

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RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2012 and 2011

2.	Significant accounting policies (continued):

(c)	Basis of consolidation (continued):

(ii) Ultimate parent entity

Ritchie Bros. Auctioneers Incorporated is the ultimate parent entity of the consolidated Company.

(d)	Revenue recognition:

Auction revenues are comprised mostly of auction commissions, which are earned by the Company acting as an agent for consignors of equipment and other assets, but also include net profits on the sale of inventory, as well as auction fees. Auction fees are made up of internet purchase fees (incurred until June 2011), administrative and documentation fees on the sale of certain lots and auction advertising fees.

Auction commissions represent the percentage earned by the Company on the gross proceeds from equipment and other assets sold at auction. The majority of auction commissions are earned as a pre- negotiated fixed rate of the gross selling price. Other commissions are earned from at risk contracts, when the Company guarantees a certain level of proceeds to a consignor or purchases inventory from customers for sale at auction.

Guarantee contracts typically include a pre-negotiated percentage of the guaranteed gross proceeds plus a percentage of proceeds in excess of the guaranteed amount. If actual auction proceeds are less than the guaranteed amount, commission is reduced; if proceeds are sufficiently lower, the Company can incur a loss on the sale. Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is completed. If a loss relating to a guarantee contract held at the period end to be sold after the period end is known at the financial statement reporting date, the loss is accrued in the financial statements for that period. The Company’s exposure from these guarantee contracts fluctuates over time (note 26(b)).

For inventory contracts, the Company acquires title to items for a short time prior to a particular auction sale. Revenue from inventory sales is presented net within auction revenues on the income statement, as the Company takes title only for a short period of time and the risks and rewards of ownership are not substantially different than the Company’s other at risk contracts.

Revenue is measured at the fair value of the consideration received or receivable. Revenue is shown net of value-added tax and duties.

The Company recognizes revenue when the auction sale is complete and the Company has determined that the auction proceeds are collectible.

(e)	Foreign currency translation:

The parent entity’s presentation and functional currency is the United States dollar. The functional currency for each of the parent entity’s subsidiaries is the currency of the primary economic environment, which is usually the currency of the country of residency.

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RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2012 and 2011

2.	Significant accounting policies (continued):

(e)	Foreign currency translation (continued):

Accordingly, the financial statements of the Company’s subsidiaries that are not denominated in United States dollars have been translated into United States dollars using the exchange rate at the end of each reporting period for asset and liability amounts and the monthly average exchange rate for amounts included in the determination of earnings. Any gains of losses from the translation of asset and liability amounts are included in foreign currency translation reserve in other comprehensive income, which is included as a separate component of shareholders’ equity.

In preparing the financial statements of the individual subsidiaries, transactions in currencies other than the entity’s functional currency are recognized at the rates of exchange prevailing at the dates of the transaction. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Foreign currency differences arising on retranslation are recognized in earnings. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

(f)	Cash and cash equivalents:

Cash and cash equivalents is comprised of cash on hand, deposits with financial institutions, and other short-term, highly liquid investments with original maturities of three months or less when acquired, that are readily convertible to known amounts of cash. Included are certain amounts held in segregated accounts where required by applicable local law which are used to settle auction proceeds payable.

(g)	Inventory:

Inventory is represented by goods held for auction and has been valued at the lower of cost, determined by the specific identification method, and net realizable value.

(h)	Financial instruments:

(i) Recognition of financial instruments:

Financial instruments are recognized when the Company becomes a party to the contractual provisions of the instrument.

Financial assets are derecognized when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset, and substantially all the risks and rewards of ownership of the asset, to another entity.

Financial liabilities are derecognized when the Company’s obligations are discharged, cancelled or they expire.

(ii) Financial assets at fair value through profit or loss:

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified as held for trading if it has been acquired principally for the purpose of selling in the short term or if so designated by management and meets the criteria to designate at fair value. The policy of management is to designate a financial asset as held for trading if the possibility exists that it will be sold in the short term and the asset is subject to frequent changes in fair value.

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RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2012 and 2011

2.	Significant accounting policies (continued):

(h)	Financial instruments (continued):

(ii) Financial assets at fair value through profit or loss (continued):

Financial assets at fair value through profit or loss are stated at fair value, with any resultant gain or loss recognized in earnings. The net gain or loss recognized in earnings incorporates any dividends or interest earned on the financial asset. In previous periods, the Company classified cash and cash equivalents in this category; these were reclassified at their fair value to loans and receivables at January 1, 2012. The Company has no other assets classified as fair value through profit or loss.

(iii) Loans and receivables:

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Company provides services with no intention of selling the receivable. They are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short term receivables when the recognition of interest would be immaterial.

Assets in this category are classified as current assets, except for those with maturities greater than 12 months after the balance sheet date, which are classified as non-current assets. Loans and receivables are comprised of cash and cash equivalents, trade and other receivables, advances against auction contracts, other current assets and loan receivable on the balance sheet.

(iv) Effective interest method:

The effective interest method is a method of calculating the amortized cost of a financial asset or financial liability and of allocating interest income or interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash receipts or payments (including all fees on points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset or financial liability, or, where appropriate, a shorter period.

Income is recognized on an effective interest basis for debt instruments other than those financial assets designated as fair value through profit or loss.

(v) Impairment of financial assets:

Financial assets, other than those at fair value through profit or loss, are assessed for indicators of impairment at each balance sheet date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

Objective evidence of impairment could include:

a.	Significant financial difficulty of the issuer or counterparty;

b.	Default or delinquency in interest or principal payments; or

c.	It becomes probable that the borrower will enter bankruptcy or financial re-organization.

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RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2012 and 2011

2.	Significant accounting policies (continued):

(h)	Financial instruments (continued):

(v) Impairment of financial assets (continued):

For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate. The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through earnings to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

(vi) Financial liabilities:

Auction proceeds payable, trade and other payables and borrowings are measured at amortized cost using the effective interest method. Transaction costs are offset against the outstanding principal of the related borrowings and are amortized using the effective interest rate method.

(i)	Property, plant and equipment:

All property, plant and equipment are stated at cost less accumulated depreciation. Cost includes all expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to working condition for their intended use, the costs of dismantling and removing items and restoring the site on which they are located (if applicable) and capitalized interest on qualifying assets. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All repairs and maintenance costs are charged to earnings during the financial period in which they are incurred. Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of the item, and are recognized net within other income on the income statement.

When major components of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment and depreciated over their respective lives. Depreciation is provided to charge the cost of the assets to operations over their estimated useful lives based on their usage as follows:

Asset	Basis	Rate / term
Land improvements	Declining balance	10%
Buildings	Straight-line	15—30 years
Computer software	Straight-line	3—5 years
Yard equipment	Declining balance	20—30%
Automotive equipment	Declining balance	30%
Computer equipment	Straight-line	3—5 years
Office equipment	Declining balance	20%
Leasehold improvements	Straight-line	terms of leases

No depreciation is provided on freehold land or on assets in the course of construction or development.

2-15

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2012 and 2011

2.	Significant accounting policies (continued):

(i)	Property, plant and equipment (continued):

Property, plant and equipment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Where assets are to be taken out of use, an impairment charge is levied. Where assets’ useful lives are changed, an estimate is made of their new lives and the depreciation is charged at the new rate.

At the end of each reporting period, the Company reviews the carrying amounts of property, plant and equipment to determine whether depreciation policies and useful lives remain appropriate and also if there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit (“CGU”) to which the asset belongs. CGUs are identified as the smallest group of assets that includes the asset and generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of the CGU is determined as the higher of fair value less costs to sell and value in use. The value in use is calculated by applying a pre-tax discounted cash flow modeling to management’s projection of future cash flows and any impairment is determined by comparing the carrying value with the value in use. If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. An impairment loss is recognized immediately in earnings.

Legal obligations to retire and constructive obligations to restore property, plant and equipment and assets under operating leases are recorded at management’s best estimate in the period in which they are incurred, if a reasonable estimate can be made, with a corresponding increase in asset carrying value. The liability is accreted to face value over the remaining estimated useful life of the asset. The Company does not have any significant asset retirement obligations.

(j)	Investment property:

The Company’s investment property is held for capital appreciation, not for sale in the ordinary course of business or for administrative purposes, and is carried at cost.

(k)	Non-current assets held for sale:

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. Immediately before classification as held for sale, the assets, or components of a disposal group, are measured at carrying amount in accordance with the Company’s accounting policies. Thereafter the assets, or disposal group, are measured at the lower of their carrying amount and fair value less cost to sell. Any impairment loss on a disposal group first is allocated to goodwill, and then to remaining assets and liabilities on a pro rata basis. Impairment losses on initial classification as held for sale and subsequent gains or losses on re-measurement are recognized in earnings.

2-16

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2012 and 2011

2.	Significant accounting policies (continued):

(l)	Intangible assets:

Intangible assets have finite useful lives and are measured at cost less accumulated amortization and accumulated impairment losses, except trade names and trademarks as they have indefinite useful lives.

Amortization is recognized in net earnings on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives are as follows:

Asset	Basis	Rate / term
Customer relationships	Straight-line	10 years
Non-compete agreements	Straight-line	terms of agreements
Software assets	Straight-line	3—5 years

(m)	Goodwill:

Goodwill represents non-identifiable intangible assets acquired on business combinations. Goodwill is not amortized and is tested for impairment at least annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Goodwill acquired in a business combination is allocated to the cash-generating unit (“CGU”), or the group of CGUs, that is expected to benefit from the synergies of the combination. This allocation is subject to an operating segment ceiling test and reflects the lowest level at which that goodwill is monitored for internal reporting purposes. The impairment test compares the carrying amount of the goodwill against its implied fair value. To the extent that the carrying amount of goodwill exceeds its fair value, an impairment loss is charged against earnings.

(n)	Share-based payments:

The Company has a stock-based compensation plan, which is described in the share-based payment note. The Company uses a fair value method to account for employee share-based compensation; cost attributable to options granted to employees is measured at the fair value of the underlying option at the grant date using the Black-Scholes option pricing model. Details regarding this determination are described in note 23. Compensation expense is recognized over the period in which the service conditions are fulfilled with a corresponding increase to equity, ending on the date the employees become fully entitled to the award. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in earnings such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to equity.

(o)	Taxes:

Income tax expense represents the sum of current tax expense and deferred tax expense.

2-17

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2012 and 2011

2.	Significant accounting policies (continued):

(o)	Taxes (continued):

(i) Current tax:

The current tax expense is based on taxable profit for the period and includes any adjustments to tax payable in respect of previous years. Taxable profit differs from earnings before income taxes as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

(ii) Deferred tax:

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor earnings before income taxes.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

2-18

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2012 and 2011

2.	Significant accounting policies (continued):

(o)	Taxes (continued):

(iii) Current and deferred tax for the period:

Current and deferred tax are recognized as an expense or income in earnings, except when they relate to items credited or debited directly to equity, in which case the tax is also recognized directly in equity, or where they arise from the initial accounting for a business combination.

(p)	Net earnings per share:

Net earnings per share has been calculated based on the weighted average number of common shares outstanding. Diluted net earnings per share has been calculated after giving effect to outstanding dilutive options calculated by adjusting the earnings attributable to shareholders and the weighted average number of shares outstanding for all dilutive shares.

(q)	New and amended accounting standards:

At the date of authorization of these financial statements, the following applicable standards and interpretations were issued but not yet effective:

•

In 2009, the IASB issued the first part of IFRS 9 Financial Instruments. This standard is anticipated to be effective for periods starting on or after January 1, 2015. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

•

In May 2011, the IASB issued new standards addressing scope of reporting entity. IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities. These new standards are effective for years beginning on or after January 1, 2013 with early adoption permitted under certain circumstances. The IASB also renamed IAS 27 as Separate Financial Statements, to reflect that the content now only deals with such, and revised and reissued IAS 28 Investments in Associates and Joint Ventures to align with the new consolidation guidance. The Company is currently evaluating the impact of these new standards on its consolidated financial statements.

•

In May 2011, the IASB also issued IFRS 13 Fair Value Measurement intended to provide a single source of guidance on how to measure fair value where it is already required or permitted by another IFRS, enhancing disclosure requirements for information about fair value measurements. This new standard is effective for years beginning on or after January 1, 2013. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

•

The IASB has a number of other projects outstanding that will result in exposure drafts and eventually new standards issued. However, the timing and outcome of these projects are too uncertain to list here.

2-19

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2012 and 2011

3.	Critical accounting estimates and judgments:

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies and assumptions. Estimates and judgments are continually evaluated and are based on historical experience and other factors including expectations of future events that are believed to be reasonable under the circumstances.

Key sources of estimation uncertainty are the areas where assumptions and estimates have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities. These include valuation of cash-generating units (CGUs); valuation of at risk business contracts including inventory held at the period end and commitments under guarantee; valuation and recognition of income taxes; depreciation and amortization methods and the calculation of share-based payments. The methods of calculating these estimates are discussed elsewhere in these consolidated financial statements. Actual results may differ from these estimates.

Critical judgments that have a higher degree of judgment and the most significant effect on the Company’s financial reporting, apart from those involving estimates (discussed above), include: determination of operating segments and identification of cash-generating units.

4.	Segmented information:

The Company’s principal business activity is the sale of industrial equipment and other assets at auctions. This business represents a single reportable segment.

The Company determines its activities by geographic segment based on the location of its auctions. Summarized information by geographic segment is as follows:

	United States	Canada	Europe	Other	Combined
Year ended December 31, 2012:
Auction revenues	$211,160	$124,392	$60,572	$41,831	$437,955
Property, plant and equipment, investment property, intangible assets and goodwill	407,078	172,942	106,073	86,303	772,396
Liabilities	(150,298)	(272,354)	(33,298)	(20,017)	(475,967)
Year ended December 31, 2011:
Auction revenues	$195,274	$100,404	$51,403	$49,018	$396,099
Property, plant and equipment, investment property, intangible assets and goodwill	352,463	168,924	105,086	71,707	698,180
Liabilities	(111,591)	(182,495)	(30,479)	(24,770)	(349,335)

2-20

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2012 and 2011

5.	Auction revenues:

Year ended December 31,	2012	2011
Auction commissions	$351,017	$342,774
Auction fees	86,938	53,325

	$437,955	$396,099

Net profits on inventory sales included in auction commissions are:

Year ended December 31,	2012	2011
Revenue from inventory sales	$795,396	$820,312
Cost of inventory sold	(749,160)	(763,121)

	$46,236	$57,191

6.	Expenses by nature:

The Company classifies expenses according to function in the consolidated income statements. The following items are listed by function into additional components by nature:

Direct expenses:

Year ended December 31,	2012	2011
Employee compensation expense	$19,209	$17,574
Travel, advertising and promotion	19,613	19,407
Other direct expenses	10,865	11,063

	$49,687	$48,044

Selling, general and administrative expenses:

Year ended December 31,	2012	2011
Employee compensation expense	$145,479	$127,780
Buildings and facilities	39,312	38,723
Travel, advertising and promotion	18,754	15,485
Other general and administrative expenses	23,546	19,947

	$227,091	$201,935
Depreciation of property, plant and equipment	39,177	42,408
Amortization of intangible assets	1,961	—

	$268,229	$244,343

2-21

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2012 and 2011

6.	Expenses by nature (continued):

(a)	Employee compensation expense:

Year ended December 31,	2012	2011
Wages, salaries and other benefits	$127,115	$113,850
Annual leave and other short-term compensated absences	376	500
Social security costs	9,906	8,877
Pension costs – defined contribution plans	2,883	2,195
Employee share purchase plan contributions	1,279	1,203
Share based payment expense	4,303	3,875
Profit-sharing and bonuses	18,826	14,854

	$164,688	$145,354

(b)	Defined contribution plans:

The employees of the Company are members of retirement benefit plans to which the Company matches up to a specified percentage of employee contributions or, in certain jurisdictions, contributes a specified percentage of payroll costs as mandated by the local authorities. The only obligation of the Company with respect to the retirement benefit plans is to make the specified contributions.

During the year, a total expense of $2,883,000 (2011: $2,195,000) was recognized in earnings, representing Company contributions to these defined contribution plans at rates specified in the terms of the plans.

7.	Finance income and costs:

The finance income and costs for the Company are disaggregated as follows:

Years ended December 31,	2012	2011
Finance income:
Interest income on short-term bank deposits	$781	$734
Other interest income	1,639	1,592

	$2,420	$2,326

Finance costs:
Interest on borrowings	$6,570	$5,382
Other interest expense	290	159

	$6,860	$5,541

2-22

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2012 and 2011

8.	Income taxes:

(a)	Income tax recognized in earnings:

Year ended December 31,	2012	2011
Current tax expense:
Current period	$29,564	$27,550
Adjustments recognized in the current year in relation to the current tax of prior years	807	(1,454)

	$30,371	$26,096
Deferred tax expense (recovery):
Origination and reversal of temporary differences	$1,194	$(1,078)
Adjustments recognized in the current year in relation to the deferred tax of prior years	(538)	1,744
Change in unrecognized deferred tax assets:
Deferred income tax assets previously unrecognized used to reduce current tax	(104)	494
Deferred income tax assets previously unrecognized used to reduce deferred tax	(847)	—
Other changes in unrecognized deferred income tax assets	2,393	4,126

	$2,098	$5,286

Total income tax expense	$32,469	$31,382

The expense for the year can be reconciled to earnings before income taxes as follows:

Year ended December 31,	2012	2011
Earnings before income taxes	$112,015	$108,015
Statutory federal and state tax rate in the United States	38.50%	38.50%

Expected income tax expense	$43,126	$41,586
Non-deductible expenses	3,184	2,715
Change in unrecognized deferred income tax assets	1,443	4,620
Different tax rates of subisidaries operating in foreign jurisdictions	(19,025)	(17,967)
Other	3,741	428

	$32,469	$31,382

(b) Income tax recognized directly in equity:

Year ended December 31,	2012	2011
Current tax:
Excess tax deductions related to share-based compensation	$(175)	$(1,485)
Deferred tax:
Arising on income and expenses taken directly to equity:
Translation of net investments of foreign operations	97	(155)
Arising on transactions with equity participants:
Share-based compensation	(338)	1,428

	$(416)	$(212)

2-23

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2012 and 2011

8.	Income taxes (continued):

(c)	Deferred tax balances:

		Recognized in
As at December 31, 2012	Opening Balance	Net Income	Equity	Acquisitions / Disposals	Other Comprehensive Income	Closing Balance
Working capital	$1,087	$311	$—	$17	$8	$1,423
Property, plant and equipment	(12,273)	1,465	—	1,018	(223)	(10,013)
Goodwill	(10,081)	(1,076)	—	—	(23)	(11,180)
Intangible assets	—	(264)		(6,387)	(3)	(6,654)
Unused tax losses	1,866	(21)	—	7,239	(299)	8,785
Share-based compensation	1,589	(1,151)	338	—	—	776
Other	(1,340)	(1,362)	—	—	379	(2,323)

	$(19,152)	$(2,098)	$338	$1,887	$(161)	$(19,186)

		Recognized in
As at December 31, 2011	Opening Balance	Net Income	Equity	Acquisitions / Disposals	Other Comprehensive Income	Closing Balance
Working capital	$210	$864	$—	$—	$13	$1,087
Property, plant and equipment	(11,030)	(1,386)	—	—	143	(12,273)
Goodwill	(9,044)	(1,054)	—	—	17	(10,081)
Unused tax losses	5,131	(3,236)	—	—	(29)	1,866
Share-based compensation	3,318	(301)	(1,428)	—	—	1,589
Other	(1,453)	(173)	—	—	286	(1,340)

	$(12,868)	$(5,286)	$(1,428)	$—	$430	$(19,152)

	Assets		Liabilities		Net
As at December 31,	2012	2011	2012	2011	2012	2011
Working capital	$1,423	$1,087	$—	$—	$1,423	$1,087
Property, plant and equipment	682	669	(10,695)	(12,942)	(10,013)	(12,273)
Goodwill	—	—	(11,180)	(10,081)	(11,180)	(10,081)
Intangible assets	—	—	(6,654)	—	(6,654)	—
Unused tax losses	8,785	1,866	—	—	8,785	1,866
Share-based compensation	776	1,589	—	—	776	1,589
Other	2,766	1,663	(5,089)	(3,003)	(2,323)	(1,340)
Netting of tax assets and liabilities	(13,138)	(5,425)	13,138	5,425	—	—

	$1,294	$1,449	$(20,480)	$(20,601)	$(19,186)	$(19,152)

2-24

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2012 and 2011

8.	Income taxes (continued):

(c)	Deferred tax balances (continued):

Deferred tax assets have not been recognized at the balance sheet date for the following:

As at December 31,	2012	2011
Tax losses that expire in less than one year	$—	$12
Between 1 and 2 years	226	87
Between 2 and 3 years	786	329
Between 3 and 4 years	1,484	1,173
5 years and later, including those with no expiry ~	35,936	32,499

Total tax losses and temporary differences	$38,432	$34,100

~	As at December 31,2012 balances that do not expire include deductible temporary differences of $4,501,000 (December 31, 2011: $2,387,000).

Earnings retained by subsidiaries and equity-accounted investments amount to approximately $414 million (2011: $381 million). The Company accrues withholding and other taxes that would become payable on the distribution of these earnings only to the extent that either the Company does not control the relevant entity or it is expected that these earnings will be remitted in the foreseeable future.

9.	Net earnings per share:

	Net		Per share
Year ended December 31, 2012	earnings	Shares	amount
Basic net earnings per share	$79,546	106,469,665	$0.75
Effect of dilutive securities:
Stock options	—	454,187	(0.01)

Diluted net earnings per share	$79,546	106,923,852	$0.74

	Net		Per share
Year ended December 31, 2011	earnings	Shares	amount
Basic net earnings per share	$76,633	106,164,237	$0.72
Effect of dilutive securities:
Stock options	—	819,520	—

Diluted net earnings per share	$76,633	106,983,757	$0.72

For the year ended December 31, 2012, stock options to purchase 2,108,024 common shares were outstanding but were excluded from the calculation of diluted earnings per share as they were anti-dilutive (2011: 884,811).

2-25

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2012 and 2011

10.	Trade and other receivables:

As at December 31,	2012	2011
Trade receivables	$46,385	$33,139
Consumption taxes receivable	27,565	26,157
Other receivables	2,116	1,684

	$76,066	$60,980

Trade receivables are secured by the equipment that they relate to as it is Company policy that equipment is not released until payment has been collected. Trade receivables are due for settlement within seven days of the date of sale, after which they are interest bearing. Other receivables are unsecured and non- interest bearing.

As at December 31, 2012, trade receivables of $46,385,000 are more than seven days past due but not considered impaired (December 31, 2011: $33,139,000). As at December 31, 2012 there are $2,724,000 of impaired receivables that have been provided for in the balance sheet because they are over six months old or specific situations where recovering the debt is considered unlikely (December 31, 2011: $2,653,000).

Consumption taxes receivable are deemed fully recoverable unless disputed by the relevant tax authority at which point they are written off as appropriate. The other classes within trade and other receivables do not contain impaired assets.

11.	Inventory:

Every period end inventory is reviewed to ensure that it is recorded at the lower of cost and net realizable value. As at December 31, 2012 a write-down of $160,000 (December 31, 2011: $469,000) was recorded.

Of inventory held at December 31, 2012, 72% is expected to be sold prior to the end of March 2013, with the remainder to be sold by the end of December 2013 (December 31, 2011: 99% sold prior to the end of March 2012, with the remainder sold in April 2012). During the year ended December 31, 2012, inventory was held for an average of approximately 29 days (2011: 21 days).

12.	Prepaid expenses and deposits:

Year ended December 31,	2012	2011
Prepaid expenses	$8,559	$6,378
Refundable deposits	6,322	3,545

	$14,881	$9,923

2-26

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2012 and 2011

13.	Assets held for sale:

Balance, December 31, 2011	$—
Reclassified from property, plant and equipment	3,127
Impairment loss	(2,172)
Other	3

Balance, December 31, 2012	$958

At December 31, 2012, the Company held land and buildings for sale relating to a former permanent auction site in North Carolina, USA. During the year ended December 31, 2012, the Company recognized an impairment loss on that site. The impairment loss has been recognized through other expense in the consolidated income statement.

2-27

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2012 and 2011

14.	Property, plant and equipment:

			Land, buildings			Computer
			and leasehold		Computer	software and
			improvements	Yard and	software	equipment
	Land and		under	automotive	and	under	Office	Leasehold
	improvements	Buildings	development	equipment	equipment	development	equipment	improvements	Total
Cost:
Balance, December 31, 2010	$338,270	$258,091	$15,303	$54,530	$67,508	$1,788	$20,308	$12,934	$768,732
Additions ~	2,007	277	55,953	8,971	894	9,918	460	97	78,577
Disposals	(2,857)	(155)	—	(7,395)	(154)	(224)	(315)	(204)	(11,304)
Transfers from property under development to completed assets	5,169	700	(9,367)	719	8,042	(8,042)	206	2,573	—
Foreign exchange movement	(2,652)	(2,604)	(11)	(822)	(1,715)	(56)	(359)	(221)	(8,440)

Balance, December 31, 2011	$339,937	$256,309	$61,878	$56,003	$74,575	$3,384	$20,300	$15,179	$827,565
Acquisitions from business combination (note 24)	—	—	—	—	187	26	113	1	327
Additions ~	100	347	37,050	10,147	225	9,837	718	283	58,707
Disposals *	(3,293)	(3,592)	(28)	(6,694)	(3,304)	—	(331)	(90)	(17,332)
Transfers from property under development to completed assets	26,707	24,404	(56,036)	2,203	6,192	(5,975)	1,839	666	—
Reclassified as held for sale *	(1,518)	(3,105)	—	—	—	—	—	—	(4,623)
Foreign exchange movement	(302)	1,681	252	723	1,987	160	263	141	4,905

Balance, December 31, 2012	$361,631	$276,044	$43,116	$62,382	$79,862	$7,432	$22,902	$16,180	$869,549

~	During the year ended December 31, 2012, the cost of additions was adjusted by $1,095,000 in relation to tax credits (2011: $1,937,000).
*	At March 31, 2012, assets with a cost of $6,582,000 and accumulated depreciation of $2,108,000 relating to the former permanent auction site in Washington, USA, were reclassified as held for sale. Those assets were sold by June 30, 2012 and are included in the disposal totals per the above table.

2-28

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2012 and 2011

14.	Property, plant and equipment (continued):

			Land, buildings			Computer
			and leasehold		Computer	software and
			improvements	Yard and	software	equipment
	Land and		under	automotive	and	under	Office	Leasehold
	improvements	Buildings	development	equipment	equipment	development	equipment	improvements	Total
Accumulated depreciation:
Balance, December 31, 2010	$(24,592)	$(48,797)	$—	$(26,648)	$(37,321)	$—	$(9,001)	$(3,389)	$(149,748)
Depreciation for the year	(7,341)	(9,256)	—	(7,876)	(14,090)	—	(2,383)	(1,462)	(42,408)
Disposals	72	72	—	4,782	706	—	228	201	6,061
Foreign exchange movement	331	618	—	411	1,228	—	197	78	2,863

Balance, December 31, 2011	$(31,530)	$(57,363)	$—	$(29,331)	$(49,477)	$—	$(10,959)	$(4,572)	$(183,232)
Depreciation for the year	(7,136)	(9,703)	—	(8,212)	(10,218)	—	(2,241)	(1,667)	(39,177)
Disposals *	366	1,748	—	4,476	3,303	—	274	57	10,224
Reclassified as held for sale *	150	1,346	—	—	—	—	—	—	1,496
Foreign exchange movement	(621)	(694)	—	(458)	(1,332)	—	(64)	(14)	(3,183)

Balance, December 31, 2012	$(38,771)	$(64,666)	$—	$(33,525)	$(57,724)	$—	$(12,990)	$(6,196)	$(213,872)

Net carrying amount:
As at December 31, 2011	$308,407	$198,946	$61,878	$26,672	$25,098	$3,384	$9,341	$10,607	$644,333

As at December 31, 2012	$322,860	$211,378	$43,116	$28,857	$22,138	$7,432	$9,912	$9,984	$655,677

During the year ended December 31, 2012, interest of $1,948,000 (2011: $1,171,000) was capitalized to the cost of assets under development. These interest costs relating to qualifying assets are capitalized at a weighted average rate of 4.99% (2011: 3.96%).

2-29

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2012 and 2011

15.	Investment property:

Balance, December 31, 2010	$8,246
Foreign exchange movement	(356)

Balance, December 31, 2011	$7,890
Disposal	(1,302)
Foreign exchange movement	314

Balance, December 31, 2012	$6,902

Investment property held at the balance sheet date is comprised of land and site improvements which are non-depreciated asset categories. The fair value of investment property as at December 31, 2012 was approximately $36 million (December 31, 2011: $36 million). The fair value of the Company’s investment property has been arrived at on the basis of a valuation carried out on December 31, 2012 by local real estate agents not related to the Company. These agents are members of appropriate real estate associations for their jurisdiction, and have the appropriate recent experience in the valuation of properties in the relevant locations. The valuation was arrived at by reference to market evidence of recent transaction prices for similar properties.

At September 30, 2012, land with a cost of $1,302,000 relating to investment property in Alberta, Canada, was reclassified as held for sale. That land was sold by December 31, 2012.

16.	Loan receivable:

The loan receivable is a secured promissory note of $5,300,000 repayable by the debtor in monthly instalments with the final payment due February 28, 2014. The note is secured by a first-ranking deed of trust registered against the property owned by the debtor and leased to the Company. The note bears interest at a fixed rate of 6.00% per annum and can be repaid early without penalty.

17.	Intangible assets:

	Trade names and trademarks	Non-compete agreements	Customer relationships	Software ~	Total
Cost:
Balance, December 31, 2011	$—	$—	$—	$—	$—
Acquisitions from business combination (note 24)	800	97	19,500	3,501	23,898
Additions	—	—	—	3,633	3,633

Balance, December 31, 2012	$800	$97	$19,500	$7,134	$27,531

2-30

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2012 and 2011

17.	Intangible assets (continued):

	Trade names and trademarks	Non-compete agreements	Customer relationships	Software ~	Total
Accumulated amortization:
Balance, December 31, 2011	$—	$—	$—	$—	$—
Amortization for the period	—	(39)	(1,219)	(703)	(1,961)

Balance, December 31, 2012	$—	$(39)	$(1,219)	$(703)	$(1,961)

Net carrying amount:
As at December 31,2011	$—	$—	$—	$—	$—

As at December 31,2012	$800	$58	$18,281	$6,431	$25,570

~	The carrying value of software assets under development included within software assets at December 31, 2012 is $3,562,000 (2011: nil).

18.	Goodwill:

Cost:
Balance, December 31, 2010	$46,254
Foreign exchange movement	(297)

Balance, December 31, 2011	$45,957
Additions (note 24)	37,931
Foreign exchange movement	359

Balance, December 31, 2012	$84,247

Goodwill is subject to annual impairment reviews. Goodwill is attributed to the Company’s CGUs or groups of CGUs and the recoverable amount of each CGU or group of CGUs is determined based on calculating its value in use. This is calculated by applying discounted cash flow modeling to management’s own projections, adjusted to remove the effect of future capital expenditures, covering a five year period. Management’s five year projections have been prepared on the basis of historical results, strategic plans, knowledge of the market and management’s views on achievable growth in market share over the longer term. Cash flows beyond the five year period are extrapolated using a long term growth rate estimated to be 2%. A weighted average pre-tax discount rate of 12% is used, which is the Company’s discount rate with a risk premium reflecting the relative risks in the markets in which the CGU’s with goodwill operate. The value in use is compared to the carrying amount in order to determine whether impairment has occurred.

The carrying value of goodwill has been allocated for impairment testing purposes to the following CGU or group of CGUs:

As at December 31,	2012	2011
USA Auction CGU	$33,326	$33,326
USA AssetNation CGU	37,930	—
Canada Auction CGU	12,991	12,631

	$84,247	$45,957

There has been no impairment of goodwill.

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RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2012 and 2011

18.	Goodwill (continued):

A sensitivity analysis has been performed on the base case assumptions used for assessing goodwill.

Management has concluded that there are no reasonably possible changes in key assumptions which would cause the carrying amount of any component of goodwill to exceed its value in use in the foreseeable future.

19.	Trade and other payables:

As at December 31,	2012	2011
Trade payables	$34,086	$22,168
Accrued liabilities	41,333	40,637
Social security and sales taxes payable	21,223	21,490
Net consumption taxes payable	9,884	7,422
Other payables	11,240	9,151

	$117,766	$100,868

Trade payables are normally settled on 30 day terms and accrued liabilities have an average term of two months. All current trade and other payables are interest-free and payable within 12 months.

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RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2012 and 2011

20.	Borrowings:

	Carrying value
As at December 31,	2012	2011
Current Borrowings	$39,480	$12,595

Non-current Borrowings
Term loan, denominated in Canadian dollars, unsecured, bearing interest at 4.225%, due in quarterly installments of interest only, with the full amount of the principal due in May 2022.	$34,248	$—
Term loan, denominated in United States dollars, unsecured, bearing interest at 3.59%, due in quarterly installments of interest only, with the full amount of the principal due in May 2022.	30,000	—
Term loan, denominated in Canadian dollars, unsecured, bearing interest at 6.385%, due in quarterly installments of interest only, with the full amount of the principal due in May 2016.	60,327	58,627
Revolving loan, denominated in Canadian dollars, unsecured, bearing interest at Canadian bankers’ acceptance rate plus a margin between 0.65% and 1.00%, due in monthly installments of interest only. The revolving credit facility is available until January 2014.	31,171	30,254
Term loan, denominated in United States dollars, unsecured, bearing interest at a base rate of 1.65% plus a margin between 0.65% and 1.00%, due in quarterly installments of interest only, with the full amount of the principal due in July 2013, which the Company intends to refinance on a long-term basis by drawing on its available committed credit facilities.	15,000	15,000
Term loan, denominated in United States dollars, unsecured, bearing interest at a base rate of 1.16% plus a margin between 0.65% and 1.00%, due in quarterly installments of interest only, with the full amount of the principal due in January 2013, which the Company intends to refinance on along-term basis by drawing on its available committed credit facilities.	30,000	30,000

	$200,746	$133,881

Total Borrowings	$240,226	$146,476

Current borrowings at December 31, 2012 are comprised of drawings in different currencies on the Company’s committed revolving credit facility, and have a weighted average interest rate of 3.01% (December 31, 2011: 2.48%).

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RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2012 and 2011

20.	Borrowings (continued):

As at December 31, 2012, principal repayments for the remaining period to the contractual maturity dates are as follows:

Face value
2013	$84,480
2014	31,226
2015	—
2016	60,438
2017	—
Thereafter	64,248

$240,392

As at December 31, 2012, the Company had available committed revolving credit facilities aggregating $118,848,000, of which $108,848,000 is available until January 2014. The Company also had uncommitted credit facilities aggregating $194,146,000, of which $100,314,000 expires November 2014. In 2011, the Company entered into a committed seasonal bulge credit facility of $50 million, which is available in February, March, August and September until January 2014. This bulge credit facility is not included in the available credit facilities totals above as at December 31, 2012.

Subsequent to December 31, 2012, the Company refinanced the $30 million unsecured term loan that fell due by borrowing $30 million of term debt under its committed, revolving credit facility. The refinanced loan is denominated in United States dollars, unsecured, bears interest at a base rate of 0.48% plus a margin between 0.65% and 1.00%, and is due in quarterly installments of interest only, with the full amount of the principal due in January 2014.

21.	Dividends paid and proposed:

(a)	Declared and paid:

Year ended December 31,	2012	2011
Dividends on common shares expressed in cents per share:
Final dividend for 2011: 11.25 (2010: 10.5)	$11,969	$11,109
Interim (first quarter) dividend for 2012: 11.25 (2011: 10.5)	11,973	11,149
Interim (second quarter) dividend for 2012: 12.25 (2011: 11.25)	13,047	11,962
Interim (third quarter) dividend for 2012: 12.25 (2011: 11.25)	13,053	11,963

	$50,042	$46,183

(b)	Declared and undistributed:

In addition to the above dividends, since the end of the year the Directors have recommended the payment of a final dividend of 12.25 cents per share (2011: 11.25 cents per share), accumulating to a total dividend of $13,063,000 (2011: $11,969,000). The aggregate amount of the proposed final dividend is expected to be paid on March 8, 2013 out of retained earnings. This dividend payable has not been recognized as a liability in the financial statements. The payment of this dividend will not have any tax consequence for the Company.

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RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2012 and 2011

22.	Share capital:

(a)	Authorized:

Unlimited number of common shares, without par value.

Unlimited number of senior preferred shares, without par value, issuable in series.

Unlimited number of junior preferred shares, without par value, issuable in series.

(b)	Issued:

All issued shares are fully paid. No preferred shares have been issued.

23.	Share-based payments:

(a)	Stock option plan:

The Company has a stock option plan that provides for the award of stock options to selected employees, directors and officers of the Company and to other persons approved by the Board of Directors. Stock options are granted at the fair market value of the Company’s common shares at the grant date, with vesting periods ranging from immediate to five years and a term not exceeding 10 years. At December 31, 2012, there were 4,114,036 (2011: 4,856,892) shares authorized and available for grants of options under the stock option plan.

Stock option activity for the year ended December 31, 2012 and 2011 is presented below:

	December 31, 2012		December 31, 2011
	Common Shares Under Option	Weighted Average Exercise Price	Common Shares Under Option	Weighted Average Exercise Price
Outstanding, beginning of period	3,008,169	$18.97	3,234,776	$16.57
Granted	828,344	22.71	517,460	25.73
Exercised	(210,472)	10.56	(738,304)	13.17
Cancelled	(85,544)	22.30	(5,763)	22.37

Outstanding, end of period	3,540,497	$20.27	3,008,169	$18.97

Exercisable, end of period	2,413,937	$18.94	2,080,095	$17.42

The options outstanding at December 31, 2012 expire on dates ranging to July 3, 2022. The weighted average share price of options exercised during the year ended December 31, 2012 was $21.53 (2011: $26.19).

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RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2012 and 2011

23.	Share-based payments (continued):

(a)	Stock option plan (continued):

The following is a summary of stock options outstanding and exercisable at December 31, 2012:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number	Weighted Average Remaining Life (years)	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$5.18	8,994	0.1	$5.18	8,994	$5.18
$8.82 - $10.80	130,200	1.7	10.05	130,200	10.05
$14.23 - $14.70	897,651	5.4	14.54	885,251	14.54
$18.67 - $19.95	454,272	5.8	19.07	311,478	18.68
$21.66 - $23.44	1,200,013	8.3	22.71	418,842	21.84
$24.39 - $25.91	849,367	6.9	25.26	659,172	25.07

	3,540,497	6.7	$20.27	2,413,937	$18.94

(b)	Share-based compensation:

During the year ended December 31, 2012, the Company recognized compensation cost of $4,303,000 (2011: $3,875,000) in respect of options granted under its stock option plan. This amount was calculated in accordance with the fair value method of accounting.

The fair value of the stock option grants was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	2012	2011
Risk free interest rate	1.1%	2.5%
Expected dividend yield	1.99%	1.64%
Expected lives of options	5 years	5 years
Expected volatility	35.4%	34.9%

Risk free interest rate is the US Treasury Department five year treasury yield curve rate on the date of the grant. Expected dividend yield assumes a continuation of the most recent dividend payment for the coming quarterly dividends. Expected lives of options is based on the age of the options on the exercise date over the past five years. Expected volatility is based on the historical share price volatility over the past five years.

The weighted average grant date fair value of options granted during the year ended December 31, 2012 was $6.25 per option (2011: $7.69). The fair value method requires that this amount be amortized over the relevant vesting periods of the underlying options.

(c)	Other share-based payment:

The Company has an employee share purchase plan that allows all employees that have completed one year of service to contribute funds to purchase common shares at the current market value at the time of share purchase. Employees may contribute up to 4% of their salary. The Company will match between 50% and 100% of the employee’s contributions, depending on the employee’s length of service with the Company.

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RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2012 and 2011

23.	Share-based payments (continued):

(c)	Other share-based payment (continued):

The Company has an Executive Long Term Incentive Plan (“ELTIP”) available to the Company’s executives and certain other members of senior management, to facilitate their direct investment in and ownership of common shares of the Company. The maximum ELTIP award available to participants ranges from $50,000 to $125,000 and is only paid by the Company when a participant contributes an equivalent amount to the ELTIP, which amount is invested by the ELTIP administrator in common shares purchased in the open market on the NYSE. Award entitlement may be carried forward for one year should a participant choose not to contribute to the ELTIP in a particular year; any unused entitlement expires after one year. Participants generally may not withdraw shares from the ELTIP until retirement.

The Company also has a Long Term Incentive Plan for Non-Executive Directors (“LTIP”), to facilitate their direct investment in and ownership of common shares of the Company. A designated portion of each non- executive director’s annual fee is paid into the LTIP: $144,000 for the Board Chairman and $60,000 for each of the Board Members. These funds are invested by the LTIP administrator in open market purchases of common shares of the Company. Participants may not withdraw shares from the LTIP until retirement.

24.	Business combination:

(a)	Summary of acquisition:

On May 15, 2012, the Company gained control of AssetNation LLC and its subsidiaries (the “AN Group”) by acquiring 100% of the issued shares of AssetNation LLC and its subsidiaries; listed as follows:

Name of subsidiary	Country of incorporation	Proportion of ownership interest	Principal activity
AssetNation, Inc.	USA	100%	E-commerce marketplace
Spindletop Group, LLC	USA	100%	Development and marketing company
SalvageSale Services, Inc.	USA	100%	Value-added services
SalvageSale Mexico Holding LLC	USA	100%	Holding company
SalvageSale Limited	United Kingdom	100%	E-commerce marketplace
SalvageSale De Mexico S. de R.L. de C .V.	Mexico	100%	E-commerce marketplace
SalvageSale Servicios, S. de R.L. de C .V.	Mexico	100%	Administrative services

2-37

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2012 and 2011

24.	Business combination (continued):

(b)	Purchase price allocation:

Details of the fair value of the net assets acquired and goodwill are as follows:

May 15, 2012
Cash and cash equivalents	$7,375
Trade and other receivables	320
Prepaid expenses and deposits	579
Property, plant and equipment	327
Intangible assets	23,898
Deferred tax assets	7,067
Auction proceeds payable	(7,031)
Trade and other payables	(2,564)
Other current liabilities	(60)
Deferred tax liabilities	(5,180)

Fair value of net assets acquired	24,731
Goodwill acquired on acquisition	37,931

$62,662

The main driver generating goodwill is the Company’s ability to leverage the AN Group’s e-commerce expertise and technology platform to enhance current business opportunities and develop and launch unique new services for equipment owners.

There was no contingent consideration under the terms of the acquisition, and as such no acquisition provisions were created.

During the three months ended December 31, 2012, acquired software assets of $3,501,000 were reclassified from property, plant and equipment to intangible assets.

(c)	Assets and liabilities acquired:

At the date of acquisition, the carrying values of the assets and liabilities acquired approximated their fair values, except property, plant and equipment, intangible assets, and deferred income taxes, whose fair values were determined using appropriate valuation techniques.

(d)	Contributed revenue and net earnings:

The results of the AN Group’s operations are included in these consolidated financial statements from the date of acquisition. The AN Group’s contribution to the Company’s auction revenues and net earnings for the period from May 15, 2012 to December 31, 2012 was insignificant. Furthermore, if the acquisition had occurred on January 1, 2012, there would have been an insignificant impact on the Company’s auction revenues and net earnings.

(e)	Acquisition-related costs:

Expenses totalling $2,129,000 for legal and related acquisition costs are included in the consolidated income statement for the year ended December 31, 2012.

2-38

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2012 and 2011

25.	Commitments:

(a)	Commitments for expenditure:

As at December 31, 2012, the Company had committed to, but not yet incurred, $2,902,000 in capital expenditure for property, plant and equipment (2011: $7,097,000).

(b)	Operating lease commitments – the Company as lessee:

The Company has entered into commercial leases for various auction sites and offices located in Canada, the U.S.A., the Netherlands, Spain, Germany, the U.K., Portugal, China, Dubai, Mexico, and Panama. The majority of these leases are non-cancellable. The Company also has further operating leases for certain motor vehicles and small office equipment where it is not in the best interest of the Company to purchase these assets.

The majority of the Company’s operating leases have a fixed term with a remaining life between one month and 21 years with renewal terms included in the contracts. The leases have varying contract terms, escalation clauses and renewal rights. There are no restrictions placed upon the lessee by entering into these leases, other than restrictions on use of property, sub-letting and alterations. In certain leases there are options to purchase; if the intention to take this option changes subsequent to the commencement of the lease, the Company re-assesses the classification of the lease as operating.

The future aggregate minimum lease payments under non-cancellable operating leases, excluding reimbursed costs to the lessor, are as follows:

As at December 31,	2012	2011
Not later than one year	$9,734	$9,230
Later than one year and no later than five years	31,912	29,448
Later than five years	96,162	104,067

	$137,808	$142,745

As at December 31, 2012, the total future minimum sublease payments expected to be received under non-cancellable subleases is $1,243,000 (December 31, 2011: $1,085,000). The lease expenditure charged to earnings during the year ended December 31, 2012 was $15,948,000 (2011: $15,510,000).

(c)	Operating lease commitments – the Company as lessor:

Company leases portions of its administrative offices in Canada and the U.S.A., as well as some of its investment property in Canada. The majority of these operating leases are non-cancellable and have fixed terms with remaining periods between six months and five years. The leases have varying contract terms, escalation clauses and renewal rights. There are no restrictions placed upon the lessee by entering into these leases, other than restrictions on use of property, sub-letting and alterations. The lessee does not have an option to purchase the property at the expiry of the lease period.

2-39

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2012 and 2011

25.	Commitments (continued):

(c)	Operating lease commitments – the Company as lessor (continued):

The future aggregate minimum lease payments under non-cancellable operating leases, excluding reimbursed costs to the lessor, are as follows:

December 31,	2012	2011
Not later than one year	$776	$483
Later than one year and no later than five years	1,918	1,239
Later than five years	1,099	18

	$3,793	$1,740

26.	Contingencies:

(a)	Legal and other claims:

The Company is subject to legal and other claims that arise in the ordinary course of its business. The Company does not believe that the results of these claims will have a material effect on the Company’s balance sheet or income statement.

(b)	Guarantee contracts:

In the normal course of its business, the Company will in certain situations guarantee to a consignor a minimum level of proceeds in connection with the sale at auction of that consignor’s equipment.

At December 31, 2012 there was $5,323,000 of industrial equipment guaranteed under contract, all of which is expected to be sold prior to the end of March 2013 (December 31, 2011: $23,537,000 of which 76% sold prior to the end of March 2012, with the remainder sold in April 2012).

At December 31, 2012 there was $14,995,000 of agricultural equipment guaranteed under contract, of which 94% is expected to be sold prior to the end of April 2013, with the remainder to be sold prior to the end of June 2013 (December 31, 2011: $21,187,000 of which 79% sold prior to the end of April 2012, with the remainder to be sold in June 2012).

The outstanding guarantee amounts are undiscounted and before estimated proceeds from sale at auction.

27.	Related party transactions:

There have been no guarantees provided or received for any related party receivables.

(b)	Transactions with subsidiaries:

The names of the Company’s subsidiaries are set out in note 30.

There are no outstanding balances as at December 31, 2012 and 2011 as all significant inter-company balances and transactions have been eliminated upon consolidation.

2-40

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2012 and 2011

27.	Related Party Transactions (continued):

(b)	Transactions with key management personnel:

The Company’s key management personnel include the directors of the Company and Board appointed officers.

Total aggregate compensation made to key management personnel of the Company is set out below:

Year ended December 31,	2012	2011
Short-term employee benefits	$6,260	$7,726
Post-employment benefits	28	59
Share-based payment	1,236	1,568

	$7,524	$9,353

28.	Capital risk management:

The Company’s objectives when managing its capital are to maintain a financial position suitable for providing financial capacity and flexibility to meet its growth strategies, to provide an adequate return to shareholders, and to return excess cash through the payment of dividends. The Company’s invested capital is defined as the sum of shareholders’ equity and long-term borrowings.

The Company executes a planning and budgeting process to determine the funds required to ensure the Company has appropriate liquidity to meets its operating and growth objectives. The Company ensures that there are sufficient credit facilities to meet its current and future business requirements, taking into account its anticipated cash flows from operations and its holding of cash and cash equivalents.

The Company complies with covenant criteria established by its lenders. These include tangible net worth and leverage ratio measurements. As at December 31, 2012 and 2011, the Company is in compliance with these covenants.

The Company is not subject to any statutory capital requirements, and has not made any changes with respect to its overall capital management strategy during the years ended December 31, 2012 and 2011.

29.	Financial instruments:

(a)	Fair value:

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Company is the current bid price: the appropriate quoted market price for financial liabilities is the current ask price.

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. The Company uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for similar instruments are used for non-current borrowings. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments, if any.

2-41

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2012 and 2011

29.	Financial instruments (continued):

(a)	Fair Value (continued):

The carrying value of the Company’s trade and other current receivables, advances against auction contracts, current portion of the loan receivable, auction proceeds payable, trade and other payables, and current borrowings approximate their fair values due to their short terms to maturity. Based on this methodology, the fair value of the non-current portion of its loan receivable as at December 31, 2012 approximates the carrying value of $4,797,000 (2011: $4,915,000). Based on this methodology, the fair value of its non-current borrowings as at December 31, 2012 was approximately $203,199,000 (2011: $139,633,000) as compared to the carrying value of $200,746,000 (2011: $133,881,000).

(b)	Financial risk management:

The Company and its subsidiaries are exposed to a variety of financial risks by virtue of its activities, including foreign exchange risk, interest rate risk, credit risk and liquidity risk. The Board of Directors has overall responsibility for the oversight of the Company’s risk management.

(i) Foreign currency risk:

The Company operates internationally and is exposed to foreign currency risk, primarily relating to the Canadian and U.S. dollars, and the Euro, arising from sales, purchases and loans that are denominated in currencies other than the respective functional currencies of the Company’s international operations. The Company also has various investments in non-U.S. dollar functional currency subsidiaries, whose net assets are exposed to foreign currency translation risk. The Company has elected not to actively manage this exposure at this time.

For the year ended December 31, 2012, with other variables unchanged, a 1.00% strengthening of the U.S. dollar against the Canadian dollar and Euro would impact the Company’s financial statements as follows:

•

decrease net earnings by approximately $209,000 (2011: increase by $13,000) due to the translation of the foreign operations’ statements of operations into the Company’s reporting currency, the U.S. dollar;

•	decrease net earnings by approximately $20,000 (2011: decrease by $94,000) due to the revaluation of significant foreign currency denominated monetary items; and

•	decrease other comprehensive income by approximately $2,730,000 (2011: decrease by $3,010,000).

(ii) Interest rate risk:

The Company’s interest rate risk mainly arises from the interest rate impact on the Company’s cash and cash equivalents and floating rate debt. Cash and cash equivalents earn interest based on market interest rates. As at December 31, 2012 and 2011, the Company is not exposed to significant interest rate risk on its cash and cash equivalents.

The Company’s interest rate management policy is generally to borrow at fixed rates. However, floating rate funding has been used if the terms of borrowings are favourable. The Company will consider utilizing derivative instruments such as interest rate swaps to minimize its exposure to interest rate risk. As at December 31, 2012, approximately 15.26% (2011: 24.47%) of the Company’s borrowings are at floating rates of interest. The weighted average interest rate paid by the Company on its outstanding floating rate borrowings during the year was 2.03% (2011: 1.97%).

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RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2012 and 2011

29.	Financial instruments (continued):

(b)	Financial risk management (continued):

(ii) Interest rate risk (continued):

During the year a portion of the Company’s interest was capitalized as it relates to the development of various new and replacement auction sites as well as other capital expenditures. As a result, changes in interest rates on these borrowings will have a smaller affect the Company’s net earnings or other comprehensive income until such time as these developments are put into use and amortized. However, cash outflows have the potential to be negatively impacted by increases in interest rates. For the year ended December 31, 2012, with other variables unchanged, a 100 basis points or 1.00% increase (decrease) in interest rates would decrease (increase) net earnings by approximately $217,000 (2011: $108,000).

(iii) Credit risk:

Credit risk is the risk of financial loss to the Company arising from the non-performance by counterparties of contractual financial obligations. The Company is not exposed to significant credit risk on accounts receivable because it does not extend credit to buyers at its auctions, and it has a large diversified customer base.

The Company is not exposed to significant credit risk on advances against auction contracts because it limits the amounts advanced to a percentage of the Company’s estimated value of the assets to be sold. In addition, assets purchased at the Company’s auctions are not normally released to the buyers until they are paid in full. The Company’s maximum exposure to credit risk on accounts receivable and advances against auction contracts at the reporting date is the carrying value of its accounts receivable and advances against auction contracts, less those receivables relating to assets that have not been released to the buyers.

The Company’s credit risk exposure on liquid financial assets, being cash and cash equivalents, is limited since it maintains its cash and cash equivalents in a range of large financial institutions around the world.

The Company limits its credit risk on its note receivable by performing credit verification procedures prior to the issuance of the note receivable. In addition, the note receivable is secured by the underlying property and a neighbouring property, and is monitored on an ongoing basis. To date, the counterparty has not failed to meet its financial obligations to the Company.

(iv) Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk by maintaining adequate cash and cash equivalent balances, generally by releasing payments to consignors only after receivables from buyers have been collected. The Company also utilizes its established lines of credit (note 20) for short-term borrowings on an as-needed basis. The Company continuously monitors and reviews both actual and forecast cash flows to ensure there is sufficient working capital to satisfy its operating requirements.

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RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2012 and 2011

30.	Subsidiaries:

These consolidated financial statements include financial statements of Ritchie Bros. Auctioneers Incorporated and the subsidiaries listed in the following table:

Name of subsidiary	Country of incorporation	Proportion of ownership interest	Principal activity
Ritchie Bros. Holdings Inc.	United States of America (“USA”)	100%	Holding company
Ritchie Bros. Holdings (America) Inc.	USA	100%	Holding company
Ritchie Bros. Auctioneers (America) Inc.	USA	100%	Auction services
Ritchie Bros. Properties Inc.	USA	100%	Property management
Ritchie Bros. Auctioneers (International) Finance LLC	USA	100%	Holding company
Ritchie Bros. Financial Services (America) Inc.	USA	51%	Brokerage services
Ritchie Bros. Auctioneers Holdings Inc.	USA	100%	Holding company
AssetNation, Inc.	USA	100%	E-commerce marketplace
Spindletop Group, LLC	USA	100%	Development and marketing company
SalvageSale Services, Inc.	USA	100%	Value-added services
SalvageSale Mexico Holding LLC	USA	100%	Holding company
Ritchie Bros. Holdings Ltd.	Canada	100%	Holding company
Ritchie Bros. Auctioneers (Canada) Ltd.	Canada	100%	Auction services
Ritchie Bros. Real Estate Service Ltd.	Canada	100%	Real estate auction services
Bridgeport Agencies Ltd.	Canada	100%	Asset management
Ritchie Bros. Properties Ltd.	Canada	100%	Property management
Ritchie Bros. Financial Services Ltd.	Canada	51%	Brokerage services
Ritchie Bros. Auctioneers (International) Ltd.	Canada	100%	Holding company
Ritchie Bros. Auctioneers (Japan) Ltd.	Canada	100%	Administrative services
Ritchie Bros. Holdings (Cyprus) Limited	Cyprus	100%	Holding company
Ritchie Bros. Auctioneers Limited	Cyprus	100%	Holding company
Ritchie Bros. Auctioneers (ME) Limited	Cyprus	100%	Auction services
Ritchie Bros. (Hungary) Kft.	Hungary	100%	Holding company
Ritchie Bros. Auctioneers India Private Limited	India	100%	Auction services
Ritchie Bros. Holdings B.V.	The Netherlands	100%	Holding company
Ritchie Bros. Auctioneers B.V.	The Netherlands	100%	Auction services
Ritchie Bros. Shared Services B.V.	The Netherlands	100%	Administrative services
Ritchie Bros. Properties B.V.	The Netherlands	100%	Property management
Ritchie Bros. Technical Servies B.V.	The Netherlands	100%	Administrative services
Ritchie Bros. Auctioneers (Poland) Sp.z.o.o.	Poland	100%	Auction services
Ritchie Bros. Properties S.r.l.	Italy	100%	Property management
Ritchie Bros. Auctioneers S.r.l.	Italy	100%	Auction services
Ritchie Bros. Auctioneers (Spain) S.L.	Spain	100%	Auction services
Ritchie Bros. Properties (Spain) S.L.	Spain	100%	Property management
Ritchie Bros. Auctioneers (UK) Limited	United Kingdom	100%	Auction services
SalvageSale Limited	United Kingdom	100%	E-commerce marketplace
Ritchie Bros. Auctioneers GmbH	Germany	100%	Auction services
Ritchie Bros. Auctioneers (Belgium) N.V.	Belgium	100%	Administrative services
SVV Ritchie Bros. Auctioneers France	France	100%	Auction services
Ritchie Bros. Services SARL	France	100%	Administrative services
Ritchie Bros. Holdings SARL	France	100%	Holding company
Ritchie Bros. Properties EURL	France	100%	Property management
Ritchie Bros. Holdings Pty Ltd.	Australia	100%	Holding company
Ritchie Bros. Auctioneers Pty Ltd.	Australia	100%	Auction services
Ritchie Bros. Properties Pty Ltd.	Australia	100%	Property management

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RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2012 and 2011

30.	Subsidiaries (continued):

Name of subsidiary	Country of incorporation	Proportion of ownership interest	Principal activity
Ritchie Bros. Properties Japan K.K.	Japan	100%	Property management
Ritchie Bros. Auctioneers (Japan) K.K.	Japan	100%	Auction services
Ritchie Bros. Auctioneers Pte Ltd.	Singapore	100%	Auction services
Ritchie Bros. Auctioneers (Beijing) Co. Ltd.	China	100%	Auction services
Ritchie Auction (Beijing) Co. Ltd.	China	100%	Auction services
Ritchie Bros. Auctioneers Mexico Services, S.de R.L. de C.V.	Mexico	100%	Administrative services
Ritchie Bros. Auctioneers de Mexico, S. de R.L.de C.V.	Mexico	100%	Auction services
Ritchie Bros. Properties, S. de R.L. de C.V.	Mexico	100%	Property management
SalvageSale De Mexico S. de R.L. de C.V.	Mexico	100%	E-commerce marketplace
SalvageSale Servicios, S. de R.L. de C.V.	Mexico	100%	Administrative services
Ritchie Bros. Auctioneers (Panama) S.A.	Panama	100%	Auction services
Ritchie Bros. Auctioneers Comercial de Equipamentos Industriais Ltda	Brazil	100%	Administrative services
Ritchie Bros. Auctioneers Muzayede Danismanlik ve Ticaret Limited Sirketi	Turkey	100%	Auction services
Ritchie Bros. Auctioneers LLC (Russia)	Russia	100%	Administrative services
Ritchie Bros. Holdings Luxembourg SARL	Luxembourg	100%	Holding company
Ritchie Bros. Luxembourg SARL	Luxembourg	100%	Holding company

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